

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 11, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Bank of Montreal, under the Exchange Act of 1934.

- MicroSectors™ Cannabis 2X Leveraged ETNs due November 17, 2039
- MicroSectors™ Cannabis ETNs due November 17, 2039

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.